Exhibit 99.1
Nomad Foods to Acquire Findus Switzerland

Acquisition unifies the Findus brand and expands Nomad Foods’ reach into an attractive frozen food market
Findus is Switzerland’s leading frozen food brand with a portfolio highly complementary to Nomad Foods
Expected to be immediately accretive to Adjusted EPS with multiple levers for value creation
FELTHAM, England, November 9, 2020 -- Nomad Foods Limited (NYSE: NOMD) announced today that it has entered into an agreement to acquire Findus Switzerland from Froneri International Ltd. and certain intellectual property from an affiliate of Nestlé S.A. for aggregate consideration of approximately €110 million on a debt-free, cash-free basis.
Findus is the leading frozen food brand in Switzerland with a portfolio of value-added frozen products across categories including fish, vegetables and ready meals. The acquisition will expand Nomad Foods’ geographic reach into Switzerland, a new and sizable market, providing a natural extension for our Findus product offering and brand family with an attractive entry point for Green Cuisine. This transaction will unify Nomad Foods’ ownership of the iconic Findus brand across Europe where it currently operates under the Findus brand in Italy, France, Spain, Sweden, Norway, Finland and Denmark.
Commenting on the transaction, Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer said, “We are thrilled to announce the acquisition of Findus Switzerland, a brand and market which closely complement our existing portfolio. By unifying the Findus brand under Nomad Foods’ ownership and extending our geographic reach into Switzerland, we believe we have multiple levers for long-term value creation. We look forward to welcoming the Findus Switzerland team into our organization.”
Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “The acquisition of Findus Switzerland reinforces our strategy of growing through a combination of organic growth and complementary, accretive M&A. We have long admired this business, and we are excited to build on its success by leveraging the resources, capabilities and scale of our organization.”
Nomad Foods anticipates multiple sources of value creation including the opportunity to realize commercial and procurement synergies. The transaction is expected to be immediately accretive to Adjusted EPS.

The purchase price is expected to be funded through cash on hand, and the transaction is expected to be completed in the beginning of 2021.

Goldman Sachs International acted as financial advisor and Norton Rose Fulbright and Lenz & Staehelin are acting as legal advisors to Nomad Foods on the transaction.

About Nomad Foods Limited

Nomad Foods (NYSE: NOMD) is Europe’s leading frozen foods company. The company's portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Aunt Bessie's and Goodfella's, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

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Exhibit 99.1
Forward Looking Statements

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding: (i) the Company’s ability to expand its geographic reach and extend its product offering and brand family; (ii) the success of the Company’s strategic initiatives and growth strategy, including the impact of the acquisition on long-term value creation, (iii) the future operating and financial performance of the Company, including the expected financial benefits of the acquisition and its immediate accretion on earnings per share; (iv) synergies from unifying the Findus brand with the Company’s existing brands; (v) the funding of the acquisition through cash on hand and (vi) the timing of the closing of the acquisition. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) the conditions to closing are not met and the closing of the acquisition is delayed or never occurs; (ii) the operating and financial performance of the Company following the acquisition is worse than anticipated; (iii) the Company is not able to achieve the planned synergies; (iv) economic conditions, competition and other risks that may affect the Company’s future performance; and (v) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Details
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros
Gladstone Place Partners
+1-212-230-5930
SOURCE Nomad Foods Limited
RELATED LINKS
http://www.nomadfoods.com

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